

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Jay L. Johnson
Chairman and Chief Executive Officer
General Dynamics Corp.
2941 Fairview Park Drive
Suite 100
Falls Church, Virginia 22042-4513

> **Re: General Dynamics Corp.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 1-03671**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Review of Business groups, page 23

1. We note that your discussion and analysis of the Company's results of operations at both the consolidated level and at the business group level describes only changes in your combined Product and Service Revenues and Operating Earnings and provides no discussion of changes in product revenues and service revenues on a separate basis. Also, we note that your current discussion in MD&A does not provide any discussion of your costs of products and services sold, or general and administrative costs incurred on either a consolidated basis or at the business group level and these costs and changes in the levels of such costs have a material impact on the Company's resultant operating earnings and margins. Please note that Item 303 of Regulation S-K requires that MD&A include a discussion of the extent to which material increases or decreases in net sales are attributable to increases in prices or to increases in the volume or amount of goods or services sold, or to the introduction of new products or services. Item 303 of Regulation S-K also requires that MD&A include a discussion of any material changes from year to year in one or more line items reflected in a registrant's financial statements to the extent necessary to understand changes in a registrants' business as a whole. Please note that we do not believe that your current discussion included in MD&A on either a consolidated basis or at the business group level provides an adequate discussion of the changes in your product and service revenues or the related cost of sales or your general and administrative costs necessary for an investor to understand changes in your results of operations during the various periods presented in your financial statements. Accordingly, please revise your MD&A in future filings to address the following matters:

   - Please revise to separately discuss changes in revenues from product sales and service sales and the related costs of sales during all periods presented in the Company's financial statements. This discussion should be provided on both a consolidated basis as well as on a business group basis and should quantify the impact that the various factors described had on your sales and cost of sales during the periods presented.

   - Please revise to discuss changes in general and administrative costs, including the individual components comprising such costs on both a consolidated basis as well as on a business group basis.

Your revised discussion should also explain how changes in both your revenues and the related costs of sales and general and administrative costs impacted your operating margins on both a consolidated and business group basis.

Note N. Commitments and Contingencies
Termination of A-12 Program, page 49

2. We note from the disclosure included in Note N that in connection with the litigation surrounding the A-12 aircraft program that was terminated by the Navy during 1991, the contractors could collectively be required to repay the government as much as $1.4 billion in progress payments plus interest which was approximately $1.5 billion on December 31, 2010. We also note the disclosure indicating that this would result in a pretax charge for the Company of approximately $815 million. Please revise future filings to disclose whether the Company has established any accrual for potential losses that may be sustained by the Company in connection with this matter. If no accrual for this matter has been reflected in the Company's financial statements, please revise your future disclosures to clearly explain why management does not believe an accrual is required.

Definitive Proxy Statement on Schedule 14A

2010 Bonuses and 2011 Equity Awards, page 32

3. We note your disclosure of the metrics used to calculate bonus awards for your named executive officers. We also note that you do not use set formulas and targets and do not assign specific weights to various metrics. Please revise your disclosure to specifically set forth, in detail, how you determined the amount of the bonus award granted to each named executive officer, including how you considered each metric in determining the amount of each executive's award for a given fiscal year. In your discussion, please address why certain named executive officers were compensated above the total cash compensation target range while others were compensated within the range.

4. Please revise to discuss in greater detail how you arrived at the number of stock options and restricted stock awards granted to each named executive officer. For example, please disclose the multiple of each named executive officer's cash compensation used and the basis for using this multiple. In your discussion, please address why certain named executive officers were compensated above the target range while others were compensated within the range.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: L. Hugh Redd
                (703) 876-3125